UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

August 27, 2015

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Extension of Concessions in La Pampa

Buenos Aires, Buenos Aires, August 27, 2015 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) informs that it has filed a complaint against the Province of La Pampa before the Supreme Court of Argentina seeking a prohibitory injunction for the recognition of the extension of its concessions in Jagüel de los Machos and 25 de Mayo-Medanito SE areas, as provided by Provincial Decree No.18/2015 issued under Section 31 of Law No. 27.007.

This circumstance was informed to the Governor of the Province of La Pampa, requiring conformity of provincial acts with the Argentine Constitution and the Hydrocarbons Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: August 27, 2015

By: /s/ Daniel Casal

By: /s/ Maelcio Mauricio Soares /

 Name: Daniel Casal

Name: Maelcio Mauricio Soares

Title:   Executive Manager of Legal Affairs

Title:   Chief Financial Officer